No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Information incorporated herein by reference and the permanent information record may be obtained on request, without charge, from the Investor Relations Department of Vasogen Inc., 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1, telephone: (905) 569-2265. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States or to US persons unless registered under the United States Securities Act of 1933, as amended, and applicable state securities laws or an exemption from such registration is available. See "Plan of Distribution".


New Issue                                                           May 15, 2002


                            [GRAPHIC - VASOGEN LOGO]


                              Short Form Prospectus

                                  VASOGEN INC.

                                  $17,000,220
                             3,505,200 COMMON SHARES

This short form prospectus qualifies the distribution (the "Offering") of an aggregate of 3,505,200 common shares (the "Common Shares") of Vasogen Inc. ("Vasogen" or the "Company") at a price of $4.85 per Common Share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of May 7, 2002 among the Company, Research Capital Corporation and Paradigm Capital Inc. (collectively, the "Underwriters"). The Offering Price of the Common Shares was determined by negotiation between Vasogen and the Underwriters. The outstanding Common Shares of Vasogen are listed on The Toronto Stock Exchange (the "TSX") under the symbol "VAS" and on the American Stock Exchange ("AMEX") under the symbol "MEW". The TSX is the principal market on which the Common Shares are traded. On May 14, 2002, the closing price of the Common Shares on the TSX was $4.90. The TSX has conditionally approved the listing of the Common Shares. Application to list the Common Shares has also been made to AMEX. Listing of the Common Shares on these stock exchanges will be subject to the Company fulfilling all the listing requirements of the TSX and AMEX.

In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Investing in the Common Shares involves risks.See "Risk Factors".

In the opinion of counsel, the Common Shares will, on the date of issue, qualify for investment under certain statutes as set out under "Eligibility for Investment".

                      [GRAPHIC - LOGO - RESEARCH CAPITAL]

                    [GRAPHIC - LOGO - PARADIGM CAPITAL INC]

--------------------------------------------------------------------------------
                          Price: $4.85 per Common Share
--------------------------------------------------------------------------------

================================================================================

                       Price to the         Underwriters'       Net Proceeds to
                       Public               Fee                 the Company (1)
--------------------------------------------------------------------------------
Per Common Share       $4.85                $0.291              $4.559
--------------------------------------------------------------------------------
Total(2)               $17,000,220          $1,020,013          $15,980,207

================================================================================


(1) Before deducting estimated expenses of the offering payable by the Company of $450,000 which, together with the Underwriters' fee, will be paid from the general funds of the Company.

(2) The Company has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the closing of the Offering, to purchase up to an additional 1,649,500 Common Shares for aggregate gross proceeds of $8,000,075 on the same terms set forth above. In addition, the Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable until 30 days after the closing of this offering, to purchase additional Common Shares up to an amount equal to 15% of the number of Common Shares sold under the Offering (being a maximum of 773,300 Common Shares) including Common Shares, if any, sold pursuant to the exercise of the Underwriters' Option on the same terms set forth above solely to cover over-allotments, if any. If the Underwriters' Option and the Over-Allotment Option are exercised in full, the total price to the public will be $28,750,800, the Underwriters' fee will be $1,725,048 and the net proceeds to the Company will be $27,025,752 before deducting estimated expenses of the Offering. This short form prospectus qualifies both the grant of the Underwriters' Option and the Over-Allotment Option and the distribution of any Common Shares that will be issued if these options are exercised.See "Plan of Distribution".

As additional compensation, the Company has agreed to grant to the Underwriters a non-assignable option (the "Compensation Option") entitling the Underwriters to purchase that number of Common Shares equal to 5% of the total number of Common Shares sold under the Offering (up to a maximum of 250,000 Common Shares) exercisable, in whole or in part, at a price of $5.39 per Common Share until November 24, 2003. This short form prospectus qualifies the distribution of the Compensation Option.See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Company by Lang Michener, Toronto and on behalf of the Underwriters by Fogler, Rubinoff LLP, Toronto. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates representing the Common Shares offered hereby will be available for delivery at closing, which is expected to occur on or about May 28, 2002, but in any event not later than June 7, 2002.


                                                 TABLE OF CONTENTS


                                                        Page                                                 Page
Special Note Regarding Forward-Looking Statements...      3      Selected Consolidated Financial Data.....    13
Eligibility for Investment..........................      3      Risk Factors.............................    13
Prospectus Summary..................................      4      Legal Matters............................    18
The Company.........................................      5      Auditor, Registrar and Transfer Agent....    18
Capitalization......................................     10      Documents Incorporated by Reference......    19
Use of Proceeds.....................................     10      Statutory Rights of Withdrawal and
                                                                 Rescission...............................    20
Plan of Distribution................................     11      Certificate of the Company...............    C-1
Description of Share Capital........................     12      Certificate of the Underwriters..........    C-2





                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words, "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.


                           ELIGIBILITY FOR INVESTMENT

In the opinion of Lang Michener, counsel to the Company, and Fogler, Rubinoff LLP, counsel to the Underwriters, the purchase of Common Shares offered by this short form prospectus will not be prohibited by the statutes listed below, in each case subject to general investment provisions and in certain cases subject to prudent investment requirements and requirements relating to investment or lending policies or goals:


Insurance Companies Act (Canada);                Loan and Trust Corporations Act (Ontario); and
Trust and Loan Companies Act (Canada);           Pension Benefits Act (Ontario).
Pension Benefits Standards Act, 1985 (Canada);


In the opinion of Lang Michener and Fogler, Rubinoff LLP, the Common Shares will, as and when listed on the TSX, be qualified investments under theIncome Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, and, based upon a certificate of the Company as to certain factual matters, will not be foreign property for purposes of the tax imposed with respect thereto under theIncome Tax Act (Canada).

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this short form prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this short form prospectus. All references in this short form prospectus to "dollars" or "$" are to Canadian dollars unless otherwise noted.


Issuer: Vasogen is focused on the research, development, and commercialization of immune modulation therapies that exploit the physiological anti-inflammatory response to apoptotic cells for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, and neuroinflammatory disease. The Company intends to commercialize its products through licensing agreements and strategic alliances with established healthcare companies.See "The Company".

  Offering:           3,505,200  Common Shares  (5,154,700  Common Shares if the
                      Underwriters'  Option is exercised in full,  and 5,928,000
                      Common  Shares  if  the   Underwriters'   Option  and  the
                      Over-Allotment Option are exercised in full).

  Price:              $4.85 per Common Share.

  Use of Proceeds:    The net  proceeds  of the  Offering  are  estimated  to be approximately  $15.5 million  (assuming no exercise of the
                      Underwriters'  Option or the Over-Allotment  Option) after deducting the  estimated  expenses of the Offering and the
                      Underwriters' fee. The proceeds of the Offering,  together with current cash resources of approximately $29.5 million as at April 30,  2002,  will be used to support  Vasogen's
                      research  and  development  program,   including  to  fund
                      accelerated clinical development in the area of chronic heart failure, and ongoing operations as set forth below.
                      It is expected that this research and development program will provide additional clinical and scientific data to advance the regulatory approval process and the commercial development of Vasogen's immune modulation therapies.See
                      "Use of Proceeds".


                                                                 ($ millions)
                                                                 ------------
                      Pre-clinical Research/Pipeline                  3.5
                      Clinical Research                               25.0
                      Regulatory Affairs/Quality Assurance            1.0
                      Product Development                             2.8
                      Intellectual Property                           1.4
                      Corporate Operating Costs                       11.3
                                                                 ------------
                                                                      45.0
                                                                 ------------

Description of        The authorized share capital of the Company consists of an
 Share Capital:       unlimited  number  of  CommonShares  of  which  46,494,931
                      Common  Shares are issued and  outstanding  as of the date hereof.  The holders of the Common  Shares are entitled to one vote for each Common Share on all matters  voted on at meetings of shareholders of the Company,  to any dividends that may be  declared  by the board of  directors  thereon
                      and,  in  the  event  of   liquidation,   dissolution   or
                      winding-up of the Company, shall be entitled to receive the remaining property of the Company.See "Capitalization" and "Description of Share Capital".


Risk Factors:         See "Risk Factors" and the other information in this short form prospectus for a discussion of factors that should be carefully considered before an investment is made in the Common Shares.


--------------------------------------------------------------------------------

                                   THE COMPANY

Vasogen was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. The Company has one subsidiary, Vasogen Ireland Limited, a corporation wholly-owned by Vasogen and incorporated under the laws of Ireland. Vasogen Ireland Limited owns the technology and intellectual property related to the immune modulation therapies.

The registered office of the Company is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7 and the principal office of the Company is located at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1. The Company is currently a "reporting issuer" in all of the provinces of Canada other than Newfoundland. The Company's telephone number is (905) 569-2265 and its facsimile number is (905) 569-9231. The Company's web site is www.vasogen.com. Any information contained on the Company's web site is not, and shall be deemed not to be, incorporated herein by reference.

Overview

Vasogen is focused on the research, development, and commercialization of immune modulation therapies that exploit the physiological anti-inflammatory response to apoptotic cells for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program, now in late-stage development, is focused on the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. Additional development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, chronic lymphocytic leukemia, graft-versus-host disease, and neuroinflammatory disease.

The Company controls the development and manufacture of its products for use in preclinical and clinical research and continues to advance its product development program to support future commercial scale production. Patent applications are filed by the Company to protect its products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its immune modulation therapy to the treatment of a number of disease indications. The Company currently has ten issued U.S. patents and over thirty patent applications pending in the United States and elsewhere.

The Company intends to commercialize its technology through licensing agreements with established healthcare companies. On November 6, 2001, Vasogen entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey to jointly commercialize Vasogen's immune modulation therapy in the United States. See "United States Strategic Alliance".

Products and Markets

Inflammation is the normal response by the immune system to infection, injury, or disease. Normally inflammation is self-limiting, but when uncontrolled, can lead to a number of serious chronic diseases. In inflammatory diseases, activated immune system cells accumulate at a specific site and release cytokines and other inflammatory mediators that kill healthy cells and damage surrounding tissues. Although the site of inflammation varies - the blood vessel wall in atherosclerosis, the heart muscle in heart failure, the skin in psoriasis, and the brain in Alzheimer's disease -the basic inflammatory process is similar in each case.

Vasogen's immune modulation therapy targets the fundamental cause of a broad range of diseases by reducing destructive inflammation. This therapeutic intervention is designed to exploit the physiological anti-inflammatory response to apoptotic cells by the immune system. Apoptosis is the process by which cells that have reached the end of their natural life, senescent cells, undergo cell death. The clearance by the immune system of senescent cells that have undergone apoptosis is an important physiological step for triggering anti-inflammatory responses. Senescent cells are known to undergo apoptosis, a process that triggers the immune system to beneficially modulate key inflammatory and anti-inflammatory cytokines, and other mediators of inflammation. Vasogen's immune modulation therapy is delivered during a 20-minute outpatient procedure, using a therapeutic medical device designed to oxidatively stress cells, thereby inducing senescence. These cells are then administered to the patient intra-muscularly.

The Company has granted royalties to unrelated third parties on gross amounts received by the Company on commercial sales of its products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy, to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.

Peripheral Arterial Disease ("PAD")

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis. PAD affects an estimated 20 million people in North America and Europe. PAD usually presents as intermittent claudication, which is characterized by debilitating pain, cramps, or muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. The signs and symptoms of PAD are also recognized as a warning sign of systemic atherosclerosis and patients with PAD have a threefold increase in the risk of death from heart attack and stroke relative to that of the general population. As PAD progresses, it may lead to pain even at rest. An estimated one in four of these advanced patients require expensive surgical intervention and over 200,000 amputations are performed in this patient group each year. Health expenditures resulting from PAD exceed $12 billion annually in the United States and Europe.

Vasogen received United States Food and Drug Administration ("FDA") approval to initiate a pivotal, randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with PAD. This pivotal trial will enroll up to 500 patients with PAD at medical centers throughout the United States and Canada and is designed to support regulatory approval and marketing. The primary endpoint of the trial is to demonstrate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, a key endpoint recognized by the FDA for approving new PAD treatments. The trial will also study improvements in quality of life, and the impact of Vasogen's immune modulation therapy on PAD-related clinical outcomes. The combined incidence of cardiovascular events, through a composite index, defined as the first occurrence and total number of these events, will also be evaluated.

The principal investigator for the PAD trial is Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine, and was formerly Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation. Dr. Olin has been the lead investigator for numerous clinical trials and is past-President of the Society for Vascular Medicine and Biology. He is an Associate Editor of the scientific journalVascular Medicine and the author of more than 130 scientific publications and book chapters.

Vasogen has completed an 81-patient randomized, double-blind, placebo-controlled clinical trial in PAD. The trial was conducted at two U.K. cardiovascular centers: the University of Dundee, Scotland, under the direction of Dr. Jill J.
F. Belch, Professor of Vascular Medicine, and the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery. The trial was designed to investigate the impact of Vasogen's immune modulation therapy on a patient's walking distance.

Patients were assessed using a standard treadmill test in which changes in both pain-free walking distance (initial claudication distance, "ICD") and maximal treadmill walking distance (absolute claudication distance, "ACD") were measured. Depending on their responses, patients received two, three, or four courses of treatment - either immune modulation therapy or placebo. All patients were assessed at baseline and at three weeks and nine weeks following their last treatment. A follow-up assessment was also conducted at 24 weeks from baseline. The 81 patients who fully completed the study had either moderate claudication (ACD of more than 100 but less than 300 metres - 12 patients) or severe claudication (ACD of 20 to 100 metres - 69 patients) at baseline (prior to starting treatment). Therapy was discontinued upon achievement of a positive response to treatment, defined as at least a 50% improvement in ICD over baseline.

The primary endpoint of the trial was met, with significantly more patients who received Vasogen's immune modulation therapy having a greater than 50% increase in their pain-free walking distance (ICD) compared to placebo, at 24 weeks. Of patients receiving immune modulation therapy, 67% achieved a greater than 50% improvement in ICD at 24 weeks, compared to only 42% in the placebo group. Sub-group analysis of the 69 severe claudication patients at nine weeks post-treatment showed that 56.3% of treated patients had a greater than 50% improvement in ICD compared to only 29.7% of the placebo group. The trial also suggested that the effect of Vasogen's therapy is of prolonged duration and that the therapy is also beneficial to those patients with severe claudication, who suffer the greatest loss of mobility. Vasogen's immune modulation therapy was also shown to be both well tolerated and safe, with no significant adverse side effects. The trial results were presented at the XV Annual Meeting of the European Society for Vascular Surgery and have been accepted for publication in the European Journal of Vascular Surgery.

Chronic Heart Failure ("CHF")

Chronic heart failure occurs when the heart is unable to pump sufficient blood to meet the body's needs. CHF is now recognized to be a systemic disorder characterized by excessive sympathetic nervous system activation, generalized dysfunction of the blood flow-controlling endothelial cells that line blood vessels, inflammation secondary to immune activation, and an increased death rate of heart muscle cells. There is evidence that sustained immune activation is one of the factors involved in the ongoing myocardial injury that contributes to the progression of CHF. Vasogen's immune modulation therapy has been shown experimentally to have a beneficial impact on many of these processes. There is evidence that sustained immune activation is one of the factors involved in the ongoing myocardial injury that contributes to the progression of CHF.

Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. The condition is usually progressive, becomes irreversible, and ultimately results in death. The one-year mortality rate in advanced CHF approaches 50% (Class IV). The cost of medical care for CHF in the U.S. is over US$34 billion per year, which represents approximately 5% of total U.S. healthcare costs. An estimated 11 million patients in North America and Europe are currently living with CHF.

Vasogen  recently  completed a  multi-center  clinical trial  investigating  the safety and efficacy of its immune modulation therapy in CHF patients. Participating centers included: Baylor College of Medicine, the DeBakey Heart Center of The Methodist Hospital, and the Texas Heart Institute, under the direction of Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Head of the Section of Heart Failure and Cardiac Transplant Medicine; and at l'Hopital Notre-Dame du CHUM (University of Montreal), under the direction of Dr. Francois Sestier, Cardiologist.

The trial enrolled 73 patients, randomized into two groups. Each group received either Vasogen's immune modulation therapy (n=36) or placebo treatments (n=37). Among the inclusion criteria for patients recruited into the trial were a New York Heart Association ("NYHA") classification of III or IV (advanced disease) and a left ventricular ejection fraction ("LVEF") of less than 40%. Patients were also on stable doses of pharmaceuticals that reflect the standard of care, which include angiotensin converting enzyme ("ACE") inhibitors, beta blockers, digoxin, and diuretics. Several parameters relevant to CHF, including NYHA classification, exercise tolerance (6 minute walk test), and quality of life, were assessed at baseline, at a point in time near the middle of the study, and at the end of the study. An echocardiogram (including LVEF) and EKG were performed at baseline and at end of study. In addition cardiopulmonary symptoms, vital signs, adverse events, and changes in cardiac and other concurrent medications were monitored throughout the study. Serious adverse events, including hospitalizations and deaths, were also monitored throughout the six-month trial. At baseline, the active treatment and placebo groups were well matched in all important respects, including gender, race, age, cardiac medications, NYHA classification, LVEF, and exercise tolerance.

The trial demonstrated a significant reduction in the rate of major events (hospitalizations and deaths) in patients receiving Vasogen's immune modulation therapy, with 12 patients (33%) in the active treatment group experiencing one or more major events during the study, compared to 22 patients (59%) in the placebo group. In addition, the number of major events was significantly lower in the active treatment group, compared to the placebo group (25 versus 48). These results were supported by the markedly lower mortality rate observed among patients receiving Vasogen's immune modulation therapy, with 1 death in the active treatment group, compared to 7 deaths in the placebo group, a difference that closely approached statistical significance. The number of hospitalizations alone also trended strongly lower in the group receiving active therapy, with 24 hospitalizations, compared to 41 hospitalizations in the placebo group.

The significant reduction in hospitalizations and deaths in the active treatment group was also supported by positive trends observed in improvements in quality of life, and in clinical status as measured by changes in NYHA classification. Patients in the active treatment group reported a mean improvement in quality of life of 12.2 points from the beginning to the end of the study, using the Minnesota Living with Heart Failure ("MLHF") questionnaire, compared to a 4.5 point mean improvement in the placebo group. A change of 5 points on the MLHF scale is considered clinically significant. Consistent with this trend, the percentage of patients in the active treatment group who improved their NYHA status by at least one class was 42%, compared to 24% in the placebo group. No significant differences were observed in either LVEF or exercise tolerance between the two groups, while both the placebo and active treatment groups showed increases in these measures over the course of the study.

Vasogen's immune modulation therapy was also shown to be well tolerated with no treatment-related withdrawals from the trial. In addition, no treatment-related serious adverse events were reported. The mortality rate observed in the placebo group was consistent with that expected for a group of CHF patients with similar demographics, based on published placebo-controlled studies. The seven deaths in the placebo group were distributed throughout the six-month course of the study, while the single death in the active treatment group, which was considered not to be related to cardiac disease, occurred in the last month of the study.

In light of the findings from this study, Vasogen is currently planning a follow-on clinical trial in CHF to support the regulatory approval process.

Psoriasis

Psoriasis is an autoimmune disease affecting the skin and is characterized by excessive skin cell growth. It occurs in up to 2% of the population, with approximately one million individuals in the United States having moderate to severe disease. The cost of care for psoriasis is estimated to exceed $3 billion annually in the U.S. alone. It is a lifelong condition that is often emotionally and physically distressing. In psoriasis, T cells release inflammatory mediators that attract other immune cells and lead to abnormal proliferation of epidermal skin cells. The result is the characteristic red, raised skin plaque of psoriasis. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Vasogen's immune modulation therapy is designed to target disease-causing processes in psoriasis by safely down-regulating destructive inflammatory immune responses.

Vasogen reported results from an open-label, treatment schedule optimization clinical trial conducted at five clinical sites under the direction of Dr. Daniel Sauder, formerly Professor and Chief of Dermatology at the Sunnybrook
Health Sciences Centre, University of Toronto, and currently Professor and Chairman, Department of Dermatology, Johns Hopkins University. The trial enrolled 113 moderate to severe psoriasis patients who were randomized into one of three groups (Group I, n=36; Group II, n=38; Group III, n=39), each of which was treated with a different schedule of Vasogen's immune modulation therapy. Each treatment schedule consisted of an induction phase followed by a maintenance phase and was administered over a period of four months. Each group was well matched at baseline in all aspects, including demographics and psoriasis area and severity index ("PASI") score. The study utilized standard measures of therapeutic efficacy in evaluating the clinical response to each treatment schedule.

Overall, the open-label trial identified the treatment schedule used in patient Group II as superior to those of Groups I and III. The safety, tolerability, and changes from baseline observed in a number of key endpoints continued to support an attractive therapeutic profile for Vasogen's immune modulation therapy in psoriasis. A majority of patients (60%) in Group II experienced a clinical improvement based on maximal PASI scores, with more than 40% of Group II patients improving by 40% or greater, and half of these experiencing a 50% or greater improvement. Using Global Physician Assessment and Global Patient Assessment, additional standard measures of therapeutic efficacy, 26% and 28%, respectively, of patients in Group II achieved an improvement of 50% to 75%.

Across all three treatment arms, Vasogen's immune modulation therapy was well tolerated and was shown to be safe, based both on laboratory findings and clinical monitoring of adverse side effects. As well as showing clinical improvements, the Group II schedule also required the fewest number of treatments, with two consecutive daily treatments for the induction phase followed by single maintenance treatments given after two weeks and monthly thereafter. The Group II schedule was considered to be the most convenient and efficient and, therefore, would be expected to provide the best patient compliance of all three treatment schedules.

Vasogen is currently reviewing options for further clinical development in psoriasis.

Chronic Lymphocytic Leukemia ("CLL")

Chronic lymphocytic leukemia is the most common form of adult leukemia in the western world, affecting approximately 120,000 individuals in North America and Europe with approximately US$300 million being spent annually on current therapies for CLL.

CLL is usually characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow, and lymph tissue, resulting in bone marrow dysfunction and enlargement of the lymph nodes, spleen and liver. Patients with CLL experience numerous disease-related symptoms including fatigue, weight-loss, anemia, bleeding disorders, and increased rates of infection. Advanced-stage CLL patients have a median survival of less than three years. At present CLL is incurable, with conventional chemotherapeutic agents being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, and increased risk of infection. Treatment is often deferred for CLL patients, primarily as a result of the risk/benefit profile of chemotherapy.

Based on encouraging clinical improvements observed in CLL patients who received immune modulation therapy, Vasogen initiated an open-label clinical trial designed to investigate the safety and efficacy of Vasogen's immune modulation therapy in up to 22 early-stage CLL patients. This study is expected to report during 2002.

Graft-versus-Host Disease ("GvHD")

Graft-versus-Host disease is a life-threatening condition associated with bone marrow transplantation and peripheral blood stem cell transplantation procedures ("BMT" and "PBSCT", respectively), potentially curative treatments for patients with certain cancers, such as leukemia and lymphoma. During treatment for such conditions, patients undergo high doses of chemotherapy and/or radiotherapy to kill the malignant cells; however, this severely damages the bone marrow. Bone marrow stem cells can be replaced using the BMT and PBSCT procedures. GvHD occurs when T cells in the donated graft identify cells of the recipient's body
(host) as foreign and attack them. The disease causes symptoms related primarily to the skin, bowel, and liver of the recipient.

Based on successful preclinical research, a pilot clinical trial, designed to investigate the ability of the Company's technology to prevent or minimize GvHD in patients undergoing BMT or PBSCT procedures, is currently underway. This initial study is designed to examine the effect of transplanting donor T cells that have been modified, using Vasogen's cell processing technology, into patients with advanced hematologic malignancies immediately after the transplantation of a T cell-depleted stem cell graft.

Ischemia/Reperfusion Injury("I/R injury")

Ischemia/reperfusion injury, an important factor in many cardiovascular conditions, is a damaging inflammatory immune reaction that occurs when tissues affected by insufficient blood flow (ischemia) are reperfused as the blood supply is restored. Any surgical intervention that subjects patients to an interruption of blood flow can cause I/R injury. The wave of inflammatory destruction during I/R injury can result in tissue damage, the impairment of organ function and, in severe cases, extended hospitalization or death. Preclinical results have demonstrated the ability of Vasogen's immune modulation therapy to protect multiple tissues and organs from the damaging effects of I/R injury, thus preserving organ function and improving survival. Because of results obtained in its clinical trials in PAD and CHF, Vasogen is currently deferring further development in this area, in order to focus its resources on its late stage programs in PAD and CHF and other indications in the Company's product pipeline.

Neuroinflammatory Disease

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating diseases as Alzheimer's disease, Parkinson's disease, amyotrophic lateral sclerosis ("ALS") (Lou Gehrig's Disease), and multiple sclerosis, as well as Guillain-Barre syndrome. In each of these conditions there is evidence of increases in inflammatory cytokine activity and inflammatory mediators leading to the death of nerve cells and loss of functional activity.

Preclinical research has demonstrated the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. This research was conducted under the direction of Professor Marina Lynch, at the Department of Physiology, Trinity College, Dublin, Ireland, and was presented at the 31st Annual Meeting of the Society for Neuroscience in 2001.

The research showed that Vasogen's immune modulation therapy prevents functional damage to the hippocampus, the area of the brain involved in memory and learning, following an acute inflammatory stimulus. Results have also shown that Vasogen's immune modulation therapy significantly increases levels of IL-10, a potent anti-inflammatory cytokine, reduces levels of TNF-alpha and IL1-beta, key pro-inflammatory cytokines, and reduces levels of a number of other mediators involved in the inflammatory signaling pathway within brain cells. These results also demonstrate that the effects of Vasogen's immune modulation therapy cross the blood-brain barrier.

Vasogen is currently evaluating its options for further development of immune modulation therapy in the area of neuroinflammatory disease.

United States Strategic Alliance

On November 6, 2001, Vasogen entered into a strategic alliance with Quest Diagnostics to jointly commercialize Vasogen's immune modulation therapy in the United States.

Quest Diagnostics

Quest Diagnostics is a leading provider of diagnostic testing, information, and services in the United States, with US$3.6 billion in annual revenues. Quest Diagnostics offers patients and physicians the broadest access to diagnostic testing services through its national network of more than 1,300 patient service centers. Quest Diagnostics is a leading provider of esoteric testing, including gene-based testing, and is a leader in routine medical testing, drug abuse testing, and non-hospital-based anatomic pathology testing. Through partnerships with pharmaceutical, biotechnology, and information technology companies, Quest Diagnostics provides support to help speed the development of health care insights and new therapeutics.

The Strategic Alliance

Quest Diagnostics has acquired the exclusive rights to Vasogen's immune modulation therapy for the United States, subject to future milestone payments and other terms of the agreement. Quest Diagnostics and Vasogen will share in future revenues generated from the sale of immune modulation therapy procedures. In preparation for commercialization of immune modulation therapy to the U.S. market, Quest Diagnostics and Vasogen are collaborating on the development and implementation of a commercial strategy designed to support successful market introduction. In addition, and in order to retain exclusive rights, Quest Diagnostics will be required to make milestone payments to Vasogen associated with the FDA approvals process for each of the first three immune modulation therapy indications. Under the terms of the agreement with Quest Diagnostics, Quest Diagnostics made an equity investment in the Common Shares of US$7.5 million at a price of $8.49 per share, resulting in the issuance of 1,406,783 Common Shares. In addition to any statutory hold period, these shares have a 24-month restriction on resale. Quest Diagnostics also received warrants to acquire 625,237 Common Shares at an exercise price of $12.73 per share. These warrants are exercisable on or before the earlier of (i) November 6, 2006 and
(ii) 2 years after Vasogen receives Pre-Market Approval with the FDA for the marketing of immune modulation therapy for its initial indication.


                                 CAPITALIZATION

There has been no material change in the share and loan capital of the Company since November 30, 2001, being the date of the Company's audited consolidated financial statements for its most recently completed financial year.


                                 USE OF PROCEEDS

The net proceeds of the Offering are estimated to be approximately $15.5 million (assuming no exercise of the Underwriters' Option or the Over-Allotment Option) after deducting the estimated expenses of the Offering and the Underwriters' fee. The proceeds of the Offering, together with current cash resources of approximately $29.5 million as at April 30, 2002, will be used to support Vasogen's research and development program, including to fund accelerated clinical development in the area of CHF, and ongoing operations as set forth below. It is expected that this research and development program will provide additional clinical and scientific data to advance regulatory approvals and the commercial development of Vasogen's immune modulation therapies.


                                                         ($ millions)
                                                         -------------
        Pre-clinical Research/Pipeline                       3.5
        Clinical Research                                    25.0
        Regulatory Affairs/Quality Assurance                 1.0
        Product Development                                  2.8
        Intellectual Property                                1.4
        Corporate Operating Costs                            11.3
                                                         -------------
                                                             45.0
                                                         -------------

The net proceeds of the offering together with current cash resources will be used to fund accelerated clinical development in CHF as well as the Company's ongoing research and development programs and general operations.

                              PLAN OF DISTRIBUTION

Pursuant to an agreement dated as of May 7, 2002 (the "Underwriting Agreement") among the Company and Research Capital Corporation and Paradigm Capital Inc. (collectively, the "Underwriters"), the Underwriters severally have agreed, subject to the terms and conditions set forth therein, to purchase, as principals, on May 28, 2002 or on such other date as may be agreed upon but in any event not later than June 7, 2002, from the Company, and the Company has agreed to issue and sell to the Underwriters, all but not less than all of the Common Shares at a purchase price of $4.85 per Common Share (the "Offering Price"). The Offering Price was determined by negotiation between the Company and the Underwriters. The expenses of the Offering, not including the Underwriters' fee, are estimated to be $450,000 and are payable by the Company.

The Company has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the closing of the Offering, to purchase up to an additional 1,649,500 Common Shares for aggregate gross proceeds of $8,000,075 on the same terms set forth above. In addition, the Company has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days following the closing of the Offering, to purchase additional Common Shares up to an amount equal to 15% of the number of Common Shares sold under the Offering (being a maximum of 773,300 Common Shares) including Common Shares, if any, sold pursuant to the exercise of the Underwriters' Option on the same terms set forth above solely to cover over-allotments, if any. If the Underwriters' Option and the Over-Allotment Option are exercised in full, the total price to the public will be $28,750,800, the Underwriters' fee will be $1,725,048 and the net proceeds to the Company will be $27,025,752 before deducting estimated expenses of the Offering. This short form prospectus qualifies both the grant of the Underwriters' Option and the Over-Allotment Option and the distribution of any Common Shares that will be issued if these options are exercised.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated by them upon the occurrence of certain stated events. Subject to the foregoing, the Underwriters are obligated to take up and pay for all of the Common Shares offered by this short form prospectus if any of the Common Shares are purchased under the Underwriting Agreement.

The Company has agreed not to issue any Common Shares for a period of 90 days following the closing of the Offering without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, except pursuant to the exercise of outstanding options and warrants and options granted pursuant to the Company's employee stock option plan or in connection with the entering into of strategic alliances. Certain directors and officers of the Company have each agreed not to sell or offer for sale, directly or indirectly, any securities in the capital of the Company without prior consent of the Underwriters, such consent not to be unreasonably withheld, for a period of 90 days following the closing of this Offering.

In consideration for the Underwriters entering into the Underwriting Agreement and for the services to be performed by the Underwriters under the Underwriting Agreement, the Company has agreed to pay the Underwriters an underwriting fee of 6.0% of the total Offering Price, which will be paid out of the general funds of the Company.

As additional compensation, the Company has agreed to grant to the Underwriters a non-assignable option (the "Compensation Option") entitling the Underwriters to purchase that number of Common Shares equal to 5% of the total number of Common Shares sold under the Offering (up to a maximum of 250,000 Common Shares) exercisable, in whole or in part, at a price of $5.39 per Common Share until November 24, 2003. No fee is payable by the Company upon the exercise of the Compensation Option. This short form prospectus qualifies the distribution of the Compensation Option.

The Common Shares have not and will not be registered under the United StatesSecurities Act of 1933, as amended (the "US Securities Act") or any state securities laws, and, subject to certain exceptions, may not be offered or sold within the United States or to US persons. The Underwriters have agreed that they will not offer for sale or sell or deliver any Common Shares within the United States or to US persons except in accordance with Section 4(2) under the US Securities Act. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States in accordance with Regulation S under the US Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, any offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the US Securities Act.

The distribution of this short form prospectus and the offering and sale of the Common Shares are subject to certain restrictions under the laws of certain jurisdictions outside of Canada and the United States. The Underwriters have agreed that they will not offer for sale or sell or deliver Common Shares in any jurisdiction except in accordance with the laws thereof.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of the Company by Lang Michener, Toronto and on behalf of the Underwriters by Fogler, Rubinoff LLP, Toronto. Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates representing the Common Shares offered hereby will be available for delivery at the time of closing, which is expected to occur on or about May 28, 2002, but in any event not later than June 7, 2002.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase the Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made to and on behalf of a customer where the order was not solicited during the period of distribution.


                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 46,494,931 Common Shares are issued and outstanding as of the date hereof. The holders of the Common Shares are entitled to one vote for each Common Share on all matters voted on at any meetings of shareholders of the Company, to any dividends that may be declared by the board of directors thereon and, in the event of liquidation, dissolution or winding-up of the Company, shall be entitled to receive the remaining property of the Company. As at April 30, 2002, options and warrants to acquire 2,809,775 Common Shares were outstanding. The Company has adopted, effective November 22, 2000, a shareholder rights plan. Unless extended by the shareholders of the Company, the rights plan will expire on the date of the Company's 2003 annual meeting of shareholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data in the table below has been derived from the consolidated audited financial statements of Vasogen as at and for the years ended November 30, 2001, 2000 and 1999 and from the unaudited consolidated interim financial statements of the Company as at and for the three months ended February 28, 2002 and 2001.



                            Three Months     Three Months          Years ended November 30
                               ended            ended
                            February 28      February 28
-------------------------------------------------------------------------------------------------------------------
                               2002             2001               2001                 2000               1999
                                 $                $                  $                    $                  $
                               ----             ----               ----                 ----               ----

                                             (in thousands of dollars except per share amounts)(1)
                                            ------------------------------------------------------

                           (unaudited)      (unaudited)          (audited)            (audited)          (audited)
Research & Development         (3,208)          (1,815)            (9,208)              (6,108)            (4,672)
Other Expenses                 (1,993)          (1,560)            (7,246)              (5,156)            (3,554)
Investment Income                 173              650              2,065                1,303                311
-------------------------------------------------------------------------------------------------------------------
Loss for the period            (5,028)          (2,725)           (14,389)              (9,961)            (7,915)
-------------------------------------------------------------------------------------------------------------------
Basic and Diluted Loss          (0.11)           (0.06)             (0.32)               (0.24)             (0.25)
per Share
Working Capital(2)             34,749           38,949             39,505               41,490              8,224
Total Assets                   40,210           42,204             44,486               44,840             11,387
Share Capital                 103,228           90,901            103,034               90,785             47,752
Deficit                       (66,688)         (49,996)           (61,660)             (47,271)           (37,310)
Shareholders' Equity           36,540           40,905             41,374               43,514             10,442


(1)  The Company is in the development stage and accordingly has no revenue.
(2) Working capital is derived as current assets less current liabilities plus marketable securities classified as non-current assets.


                                  RISK FACTORS

The business of the Company entails significant risks, and an investment in the Common Shares should be considered highly speculative for a variety of reasons. An investment in the Common Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of certain significant risk factors which should be considered.

Regulatory Environment

Biotechnology, medical device, and pharmaceutical companies historically operate in a high-risk regulatory environment. The FDA and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other Company operations, such as manufacturing. As a result, regulatory risk is normally higher than other industry sectors.

The Company has incurred, and expects to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for its medical products in Canada, the United States, Europe, and other jurisdictions. While the Company is not aware of any pending or threatened governmental  action  against  it in any  country,  any  enforcement  action  by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on the Company's business, financial condition, and results of operations.

There can be no assurance that the Company will be able to achieve or maintain regulatory compliance on all or any of its current or future products or that it will be able to timely and profitably produce its products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon the Company's business, financial condition, and results of operations.

Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against the Company, its directors, officers and employees, or require the Company to make substantial changes to its manufacturing operations. Any of such actions could have a material adverse effect on the Company's business, financial condition, and results of operations.

While the Company believes it is in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on the Company's business, financial condition, or results of operations.

Government and Insurance Reimbursements for Healthcare Expenditures

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, drug companies, medical supply companies, and companies such as Vasogen which plans to offer various products and treatments in the United States and other countries in the future. In the United States, the ability of Vasogen to have its products and treatments eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If for any reason, Medicare or the insurance companies decline to provide reimbursement for Vasogen's products and treatments, there would be a material adverse effect on Vasogen's business, financial condition and results of operations. There can be no assurance that Vasogen's products and treatments will be eligible for reimbursement.

There has been a trend of declining government and private insurance expenditures for many health care items. Even if Vasogen's products and treatments are approved for reimbursements by Medicare and private insurances, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on Vasogen's business, financial condition and results of operations.

Potential Competition

The industry that Vasogen competes in is not a static environment and market share can change rapidly if competing products are introduced. There can be no assurances that the Company can avoid intense competition from other medical technology companies and other technological advances, which could render the Company's technology uneconomical or obsolete.

Development Stage

Vasogen's products are in the development stage and, accordingly, Vasogen's business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. Due to its initial investment in extensive research and development and clinical testing, Vasogen has incurred a loss and has received no cash flow from operations to date, and there is no assurance that it will have earnings or cash flow from operations in the future. The future earnings and cash flow from operations of Vasogen are dependent, in part, on its ability to further develop its products. There can be no assurances that Vasogen will grow and be profitable. The operations of Vasogen are presently funded by external financing and the Company expects that additional financing will be required. There is no assurance that such financing will be available or, if available, be on terms acceptable to Vasogen.

Product Concentration

Vasogen intends to rely substantially on the exploitation of its products that are currently in development for its future earnings. If any of these products does not become commercially saleable for whatever reason, Vasogen's future earnings will suffer. If the products become commercially suitable, Vasogen's future financial performance will then depend on the successful introduction and customer acceptance of its products, of which there can be no assurance.

Scientific Research and Product Risk

Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than has been accomplished to date. There can be no assurance that the products that Vasogen is currently developing will be approved by regulatory agencies or that further testing will yield positive results. Should the product prove to have no benefit and/or have an unsafe profile, its development will likely be discontinued.

Key Personnel

The operations of the Company are highly dependent upon the participation of its key personnel. The loss of the service of any one of the key personnel may materially affect the ability of the Company to grow and expand. The Company carries keyman insurance on senior management members who are critical to the Company.

Financing

The  Company  will  need to raise  additional  funds  to  conduct  research  and development, preclinical studies, and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within the Company's control.

Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself.

Manufacturing

Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical instruments on which its immune modulation therapy delivery systems are based. The Company is continually reviewing its own capabilities and the capabilities of other potential suppliers and subcontractors. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition, and results of operations.

There can be no assurance that the Company will be successful in scaling up its manufacturing operations or that it will not experience manufacturing difficulties or recalls or safety alerts in the future. Potential difficulties experienced by the Company in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on the Company's business, financial condition, and results of operations.

Dilution

As a business having no sales or revenues, management anticipates that the Company will be dependent over the foreseeable future upon securing additional financing, the success of which there can be no assurance. In order to obtain additional financing, if it is even available, it is likely that the Company will sell additional shares or financial instruments, which are exchangeable or convertible into shares, resulting in substantial dilution to all shareholders. In order to provide incentives to current employees and induce prospective employees and consultants to work for the Company, the Company has granted options and intends to offer and issue options to purchase shares and/or rights, exchangeable or convertible into shares; the exercise of such options and/or conversion of such other rights exchangeable or convertible into shares could result in substantial dilution to all shareholders.

Uncertainty of Product Development and Clinical Testing

The Company has not completed the development of any products and there can be no assurance any products will be successfully developed. The Company's immune modulation therapies will require significant additional research and development efforts and regulatory approvals, including clinical trials, prior to potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and efficacious or, even if the results of the clinical trials are considered successful by the Company, that the FDA will not require the Company to conduct additional large scale clinical trials with these immune modulation therapies before the FDA will consider approving such therapies for commercial use.

Failure of these trials to demonstrate the safety and effectiveness of these immune modulation therapies could have a material adverse effect on the regulatory approval process for this potential product. There can be no assurance that the results of the Company's preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if the Company is to complete development of its products. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that any of the Company's potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained, or that such products will achieve market acceptance.

Any products resulting from these programs are not expected to be successfully developed or commercially available in the United States in the near term, if at all. There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Company's products. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay, or abort the development of any of the Company's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products.

Potential Conflicts of Interests

Certain of the directors and officers of the Company are also directors and officers of other companies. One of the directors of Vasogen is also President, Chief Operating Officer and a director of Quest Diagnostics. In addition, the Chairman of the Company is also a director of Quest Diagnostics. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company is made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company will declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.

History of Operating Losses

As of November 30, 2001, the Company had an accumulated deficit of approximately $61.7 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development and clinical trial activities.

Patents and Proprietary Technology

The Company has filed a number of patent applications in the United States and many other countries. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents covering certain aspects of its immune modulation therapies. The Company's success may depend, in part, on its ability to obtain patent protection for its products and processes. There can be no assurance that the Company's patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know how. In addition, whether or not the Company's patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to the Company's product. There can be no assurance that any of the Company's patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the Company, and there can be no assurance that the patent would be held valid by a court of competent jurisdiction.

The Company also relies on protecting its proprietary technology in part through confidentiality agreements with its corporate collaborators, employees, consultants, and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the

Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed, or require the Company to cease using such technology.

Dependence on Third Parties

The Company's strategy for the research, development, and commercialization of its products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and the Company's commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.

Lack of Commercial Manufacturing and Marketing Experience

If the Company were successful in developing the markets for immune modulation therapies, the Company would have to arrange for the manufacture of its devices. At the present time, the Company has not arranged for the manufacture of these treatment medical devices on a large scale. There can no assurance that the Company, on a timely basis, will be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company believes it will be able to manufacture its medical devices for initial commercialization, if the product obtains FDA approval, but it has not yet demonstrated the capability to manufacture the treatment devices in commercial quantities.

The Company has no experience in the sales, marketing, and distribution of pharmaceutical or medical products. There can be no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful. The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company and by the FDA. Moreover, the Company's products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able quickly to replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the FDA's drug Good Manufacturing Practices ("GMP") requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's drug GMP requirements; failure to do so could result in, among other things, the disruption of product supplies. The Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

Uncertainty of Product Pricing, Reimbursement, and Related Matters

The Company's ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. Third party payors are increasingly challenging the price of medical products and services. If purchasers or users of the Company's products are not able to obtain adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third party coverage will be available.

Product Liability Exposure

The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that the Company has sufficient coverage, or can obtain sufficient coverage, at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

Hazardous Material; Environmental Matters

Although the Company does not currently manufacture commercial quantities of its products, it produces limited quantities of such products for its clinical trials. The Company's research and development processes involve the controlled storage, use, and disposal of hazardous materials, and biological hazardous materials. The Company is subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business, or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

Volatility of Stock Price and Absence of Dividends

The market price of the Common Shares, like that of the securities of many other biopharmaceutical companies in the development stages, has been and is likely to be highly volatile. Factors such as the results of preclinical studies and clinical trials by the Company, its collaborators, or its competitors, other evidence of the safety or efficacy of products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), concern as to the safety of the Company's products, period-to-period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for biopharmaceutical stocks in general, and other factors not within the control of the Company could have a significant adverse impact on the market price of the Common Shares. The Company has never paid cash dividends on its Common Shares and does not anticipate paying any cash dividends in the foreseeable future.


                                  LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon for the Company by Lang Michener, Toronto and for the Underwriters by Fogler, Rubinoff LLP, Toronto. As at the date hereof, members of each of the firms of Lang Michener and Fogler, Rubinoff LLP, as a group, own beneficially, directly or indirectly, less than 1% of the issued and outstanding Common Shares.


                      AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of the Company is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4120 Yonge Street, Suite 500, North York, Ontario M2P 2B8.

CIBC Mellon Trust Company, through its principal office in Toronto, Ontario and its offices in Montreal, Quebec and Vancouver, British Columbia is the transfer agent and registrar for the Common Shares.

                       DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Vasogen Inc., 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1, telephone:
(905) 569-2265. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Investor Relations Department of Vasogen at the above-mentioned address and telephone number.

The following documents of the Company, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

     (a)  Annual Information Form of the Company dated March 25, 2002;

     (b) Comparative audited consolidated financial statements of the Company and the notes thereto for the years ended November 30, 2001 and 2000, together with the auditor's report thereon found at pages 25 through 35 of the 2001 Annual Report of the Company;

     (c) Management's discussion and analysis of financial condition and results of operations of the Company for the year ended November 30, 2001 found at pages 21 through 24 in the 2001 Annual Report of the Company;

     (d) Comparative unaudited consolidated interim financial statements of the Company, including the notes thereto, for the three months ended February 28, 2002 and 2001 and management's discussion and analysis of financial condition and results of operations of the Company for the three months ended February 28, 2002 and 2001;

     (e) Material Change Report dated March 5, 2002 with respect to the results of Vasogen's clinical study of its immune modulation therapy in CHF; and

     (f) Management Proxy Circular of the Company dated April 5, 2002, relating to the Company's annual and special meeting of shareholders held on May 1, 2002 excluding the sections entitled "Executive Compensation:
          Composition of the Compensation  Committee",  "Executive Compensation:
          Report   on   Executive   Compensation",    "Executive   Compensation:
          Performance Graph", and "Statement of Corporate Governance Practices".

All documents of the type referred to above and all material change reports (excluding confidential material change reports) filed by the Company with securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

                 STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY


Dated: May 15, 2002


This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Ontario and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


"David G. Elsley"                         "Christopher J. Waddick"

David G. Elsley (Signed)                  Christopher J. Waddick (Signed)
President and Chief Executive Officer     Vice President, Finance and
                                          Chief Financial Officer


                       On behalf of the Board of Directors




"William R. Grant"                        "Benoit LaSalle"

William R. Grant (Signed)                 Benoit LaSalle (Signed)
Director                                  Director

                         CERTIFICATE OF THE UNDERWRITERS


Dated: May 15, 2002


         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


                            RESEARCH CAPITAL CORPORATION


                            By:    "Steven D. Ottaway"

                                    Steven D. Ottaway         (Signed)


                            PARADIGM  CAPITAL INC.



                            By:    "John M. Warwick"

                                    John M. Warwick           (Signed)





                                       C-2